

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2010

Mr. Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
CSC Holdings, LLC
1111 Stewart Avenue
Bethpage, NY 11714

      RE: **Cablevision Systems Corporation**
                CSC Holdings, LLC
                Form 10-K for the year ended December 31, 2009
                File No. 1-14764 and 1-9046

Dear Mr. Huseby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director